EXHIBIT 99.1

PRESS RELEASE

United States: Launch of Cameron LNG Expansion to Increase

Liquefied Natural Gas Production

Paris, April 11, 2022 – TotalEnergies has signed a Heads of Agreement (HOA) with Sempra Infrastructure, Mitsui & Co., Ltd. and Japan LNG Investment – a company jointly owned by Mitsubishi Corporation and Nippon Yusen Kabushiki Kaisha (NYK) – for the expansion of Cameron LNG, a liquefied natural gas (LNG) production and export facility located in Louisiana, U.S.

This expansion project includes the development of a fourth train with a production capacity of 6.75 million metric tons per annum (Mtpa), and a 5% increase of the current 13.5 Mtpa first three trains through debottlenecking. It will also include design enhancements aiming at reducing the emissions of the facility, including electric drive technology. Under the terms of the HOA, TotalEnergies will offtake 16.6% of the projected fourth train’s production capacity, and 25% of the projected debottlenecked capacity. Additionally, Cameron LNG advances the development of this project with the selection of two contractors to conduct a competitive Front End Engineering Design (FEED) in view of the selection of the Engineering, Procurement and Construction (EPC) contractor.

“We are pleased to take this new step with our partners to increase liquefaction capacity at Cameron LNG, a facility ideally located on the Atlantic basin for export to Europe. In recent years, TotalEnergies has become the leading exporter of U.S. LNG, most of which has been exported to Europe in recent times, contributing to the continent’s security of energy supply. TotalEnergies is committed to further expanding its presence in the United States, thus meeting growing need for LNG, a key transition fuel” said Patrick Pouyanné, Chairman & CEO of TotalEnergies. “The expansion of Cameron LNG will contribute to our LNG growth strategy by investing in low-cost, long-term competitive LNG projects with lower GHG emissions.”

Development of the Cameron LNG expansion project remains subject to definitive agreements, obtaining the necessary permits, and all partners reaching a final investment decision planned for 2023.

Cameron LNG is jointly owned by Sempra Infrastructure (50.2%), TotalEnergies (16.6%), Mitsui & Co., Ltd. (16.6%) and Japan LNG Investment (16.6%).

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TotalEnergies, Second Largest Global LNG Player and Leading U.S LNG Exporter

TotalEnergies is the world's second largest publicly traded LNG player, with a global portfolio of nearly 50 Mt/y by 2025 and a global market share of around 10%. Thanks to its interests in liquefaction plants in Angola, Australia, Egypt, the United Arab Emirates, the United States, Nigeria, Norway, Oman, Russia and Qatar, the company markets LNG on all world markets. TotalEnergies also benefits from strong and diversified positions throughout the LNG value chain, including gas production, LNG transportation, LNG trading, and recent developments in the LNG industry for maritime transport. In 2021, TotalEnergies became the leading exporter of U.S. LNG.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

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